82-4052

Report for the first Quarter of **2002**

MM KARTON AG

SUPPL

- High capacity utilization in the Cartonboard and Packaging Divisions
- Good earnings development
- EUR 21.9 million net income as expected below last year's record level
- Rising waste paper prices - increase of cartonboard price in the 2nd quarter
- Positive outlook for the 2002 1st half-year

Mayr-Melnhof Packaging Division

Due to good demand from Western and Eastern Europe, the Packaging Division recorded an on-going positive development of business during the first quarter of 2002.

At 88,000 tons, the tonnage processed during the first three months of 2002 was slightly more than the previous year's level (Q1 2001: 87,000 tons). This demonstrates that the volume reduction which resulted from the sale of a subsidiary in 2001 could be more than compensated by the integration of the German packaging facility Schilling.

Sales increased by 3.1 % from EUR 127.0 million to EUR 130.9 million.

Attributable to increased sales in the high-quality segment and continuous optimizations, operating profit improved by 19.7 % to EUR 9.1 million. This led to an operating margin of 7.0 % (Q1 2001: 6.0 %).

Acquisition of the Graphia Packaging Group

At the beginning of April 2002, Mayr-Melnhof acquired Graphia Group, Bielefeld, a renowned producer of cigarette packaging, specializing in rotogravure, offset and flexo printing technologies. The company also manufactures high grade confectionery packaging in offset printing. The Group encompasses three facilities in Germany, Graphia KG, Bielefeld, Innovaprint KG, Bielefeld, and Busche GmbH, Dortmund, as well as a site in Cherkasy, Ukraine.

The move into rotogravure printing, the most widespread printing method in cigarette packaging, represents an ideal strategic expansion in connection with Mayr-Melnhof's existing cigarette packaging business in offset printing and constitutes a major step forward towards the establishment of the "Cigarette Packaging" Division.

Performance Indicators Packaging

(in EUR millions, US GAAP unaudited)	**1-3/2002**	1-3/2001	+/–
Sales[1]	130.9	127.0	+3.1%
Operating profit	9.1	7.6	+19.7%
Operating margin	7.0%	6.0%	
Tonnage processed (in thousands of tons)	88	87	+1.1%

[1] incl. interdivisional sales

Mayr-Melnhof Cartonboard Division

Resulting from the positive development of sales in the overseas markets as well as better than expected demand in Europe, the Cartonboard Division's production capacities could be utilized at approximately 97 % in the 2002 first quarter after some downtime at the beginning of the year. At 80,000 tons, the average order backlog for the first three months of 2002 was at a satisfactory level (Q1 2001: 55,000 tons).

Cartonboard production and shipments amounting to 362,000 and 364,000 tons, respectively, exceeded the previous year's levels of 311,000 and 309,000 tons mainly due to the acquisition of the Gernsbach Mill in May 2001. Approximately 79 % of the volume dispatched was sold in Europe and 21 % to overseas markets.

As raw material prices remained stable, European cartonboard prices could be maintained. Due to a market decrease of the price level in the overseas markets the average sales price declined significantly in comparison with the previous year. For this reason, sales only increased by 6.8 % from EUR 177.5 million to EUR 189.5 million despite a higher sales volume.

At EUR 25.4 million, the operating profit fell below the previous year's record high (EUR 29.3 million), largely due to the lower profitability of the overseas business. This led to an operating margin of 13.4 % after 16.5 % in the first quarter of 2001.

Performance Indicators Cartonboard

(in EUR millions, US GAAP unaudited)	**1-3/2002**	1-3/2001	+/-
Sales[1]	189.5	177.5	+6.8%
Operating profit	25.4	29.3	-13.3%
Operating margin	13.4%	16.5%	
Tonnage produced (in thousands of tons)	362	311	+16.4%

[1] incl. interdivisional sales

Dear Shareholders,

Your Company remained strong during the first quarter of 2002 within an environment which was characterized by uncertainties concerning an economic turnaround. Due to a significant expansion of non-European cartonboard sales as well as better than expected demand in Europe, a high level of capacity utilization was experienced by both the Cartonboard and Packaging Divisions.

Due to the acquisitions in the previous year consolidated sales increased by 6.0 % to EUR 294.4 million (Q1 2001: EUR 277.8 million) despite lower average cartonboard prices.

At EUR 34.5 million, the operating profit nearly reached the previous year's record level (EUR 36.9 million). However, the Group's operating margin declined to 11.7 % (Q1 2001: 13.3 %) principally resulting from the lower profitability in the Cartonboard Division's overseas business.

Income before income taxes and minority interests totaled EUR 34.2 million (Q1 2001: EUR 37.0 million). The Group's corporate tax rate was approximately 36 % (Q1 2001: approximately 35 %).

A net income of EUR 21.9 million was achieved for the first quarter of 2002 (Q1 2001: EUR 23.6 million).

The current repurchase program resulted in a weighted average number of shares of 11,047,866 which were in circulation during the period under review. This resulted in an earnings per share of EUR 1.98 (Q1 2001: EUR 1.97).

Capital investments totaled EUR 16.7 million (Q1 2001: EUR 12.2 million).

Group Key Indicators

(US GAAP, unaudited)

(consolidated, in EUR millions)	**1-3/2002**	1-3/2001	+/–
Sales	294.4	277.8	+6.0%
Operating profit	34.5	36.9	-6.5%
Operating margin	11.7%	13.3%	
Net interest expense	(0.3)	(0.6)	
Income before income taxes and minority interests	34.2	37.0	-7.6%
Income taxes	(12.2)	(13.0)	
Net income	21.9	23.6	-7.2%
(in % of sales)	7.4%	8.5%	
	03/31/2002	12/31/2001	
Employees	5,323	5,419	

Quarterly Overview

Mayr-Melnhof Group (US GAAP, unaudited)

(consolidated in EUR millions)	I/2001	II/2001	III/2001	IV/2001	**I/2002**
Sales	277.8	281.1	287.6	276.4	294.4
Operating profit	36.9	33.7	28.4	21.2	34.5
Operating margin	13.3%	12.0%	9.9%	7.7%	11.7%
Net interest expense	(0.6)	(0.5)	(0.5)	0.1	(0.3)
Income before income taxes and minority interests	37.0	37.7	27.5	21.1	34.2
Income taxes	(13.0)	(12.6)	(9.3)	(9.3)	(12.2)
Net income	23.6	24.9	18.0	11.4	21.9
(in % of sales)	8.5%	8.9%	6.3%	4.1%	7.4%
Basic and diluted earnings per share (in EUR)	1.97	2.09	1.55	1.05	1.98

Quarterly Overview

Divisions (US GAAP, unaudited)

(in EUR millions)	I/2001	II/2001	III/2001	IV/2001	**I/2002**
Cartonboard					
Sales[1]	177.5	181.5	185.5	179.6	189.5
Operating profit	29.3	25.3	19.4	16.4	25.4
Operating margin	16.5%	13.9%	10.5%	9.1%	13.4%
Tonnage produced (in thousands of tons)	311	308	335	321	362
Packaging					
Sales[1]	127.0	122.3	126.2	119.2	130.9
Operating profit	7.6	8.4	9.0	4.8	9.1
Operating margin	6.0%	6.9%	7.1%	4.0%	7.0%
Tonnage processed (in thousands of tons)	87	78	80	75	88

[1] incl. interdivisional sales

Mayr-Melnhof Shares

Share Repurchase Program

Since March 19, 2001, the Mayr-Melnhof Group has been purchasing its own shares. The maximum repurchase volume is limited to 1.2 million shares or 10 % of the Company's capital stock. The current repurchase program remains valid until November 22, 2002. An extension of the authorization to repurchase own stock until November 14, 2003 will be requested at the 8th Annual Shareholders' Meeting.

Until March 31, 2002, 952,134 shares (7.9 % of the issued shares) have been repurchased for EUR 51.4 million, including fees. All transactions are reported on the Internet under **www.mayr-melnhof.com.**


Relative Performance of MM shares 2001/2002
160
150
140
130
120
110
100
90
80
MM
ATX
MSCI
(Europe/Forest Products and Paper)
Jan Feb March Apr May June July Aug Sep Oct Nov Dec Jan Feb March Apr
January 2, 2001 = 100

Share price (closing price)	as of May 3, 2002	EUR 75.20	Number of shares issued	12,000,000
	High 2002	EUR 75.20	Market capitalization	
	Low 2002	EUR 52.90	as of May 3, 2002	EUR 902.4 million

Published and edited by:

Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Vienna

For further information, please contact:
Stephan Werba
Investor Relations
Tel.: +43/ 1 50136 1180
Fax: +43/ 1 50136 1195
e-mail: investor.relations@mm-karton.com

Outlook

In line with good demand from Europe and overseas, on-going satisfactory capacity utilization can also be expected in the second quarter of 2002 for both the Cartonboard and Packaging Divisions. At approximately 120,000 tons at the beginning of May, the Cartonboard Division's order backlog was significantly above the average level in the first quarter of 2002 (approximately 80,000 tons).

Waste paper prices have considerably risen since the beginning of April 2002 due to higher requirements and demand in Europe as well as increased exports to Asia. An end to this upward trend is not yet foreseeable. In order to compensate for this rise in costs up until now, a 10 % cartonboard price increase was necessary for all orders as of May 17, 2002 and all customers were notified.

The implementation of the necessary price increases will represent the Cartonboard and Packaging Divisions' primary objective in the coming months.

From a current perspective, and despite a positive outlook regarding capacity utilization in both Divisions, the Group's result for the first half-year of 2002 is expected to fall below last year's level due to lower profitability of the overseas business and higher raw material prices.

The Management Board of Mayr-Melnhof Karton AG

Results for the first half-year of 2002 will be released on August 28, 2002.